File Number:     55773-2

Web site: www.langmichener.com

Direct Line: (604) 691-7452
Direct Fax Line: (604) 691-7356
E-Mail: dcowan@lmls.com

April 1, 2009

Faxed (703) 813-6939

United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Attention:         Kathryn Jacobson, Senior Staff Accountant

Dear Ms. Jacobson:

Re:      Stream Communications Network & Media Inc. (the "Company")
            Form 20-F for Fiscal Year Ended December 31, 2007
            Filed August 21, 2008                 File No. 0-30942

We are counsel to the Company in Canada and thus we have been asked to respond to your letter of March 5, 2009 to Mr. Michal Mazurek of the Company. In this regard we advise as follows, following the numbering in your letter:

1.       We confirm that the written statement requested, dated March 20, 2009, has been provided to you.

2.       In response to your point number 2 we enclose a copy of management's assessment of the going concern issue for fiscal 2007 and assessment of impairment of goodwill, as provided by the Company's former auditors who in turn had these provided to them by Jens Christensen, the former CFO of the Company.

3.       We confirm that the Form 20-F will be amended as contemplated, however the Company is awaiting filing an amended Form 20-F until such time as all issues regarding same have been settled with your office. We trust this approach is satisfactory however should you wish the Company to proceed to forthwith file an amended Form 20-F to address the particular issue we will attend to same.

4.       We were advised by the Company that there were no significant transaction costs attributable to the acquisition of a financial asset or liability during the fiscal years ending December 31, 2007, 2006 and 2005.

We trust the above adequately deal with matters.

Yours truly,

"David J. Cowan"

David J. Cowan
for Lang Michener LLP

DJC/nys
Encls.